Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

May 3, 2021

Perpetua Resources Signs Collaboration Agreement with U.S. Antimony to Explore Potential to Process Antimony from the Stibnite Gold Project

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) announces it has signed a collaboration agreement (the “Agreement”) with United States Antimony Corporation (NYSE: UAMY)(“USAC”) to study the potential for processing the Stibnite Gold Project’s antimony concentrate at USAC’s processing facilities. Perpetua Resources is in the process of permitting America’s only mined source of antimony. It is estimated the Stibnite Gold Project has the potential to supply approximately 35 percent of American antimony demand in the first six years of production1.

“Critical minerals are the building blocks of a strong domestic supply chain and play a key role in our transition to a greener economy,” said Laurel Sayer, CEO of Perpetua Resources. “America has the brainpower, spirit of innovation and work ethic to continue to solve some of the world’s toughest problems. However, we lack the minerals and materials we need to bring those solutions to life. Perpetua Resources can play a key role in re-establishing domestic antimony production and protecting America’s energy, technology and defense future.”

The Agreement outlines a plan for the Company to send samples of Stibnite’s antimony concentrate to the facilities owned by USAC to study the viability of entering into a long-term partnership to secure the domestic sourcing of the critical mineral antimony.

Antimony is one of 35 federally designated critical minerals for its use in the national defense, technology and green energy sectors. It has also been named a critical mineral in Canada, Australia and the European Union. Antimony strengthens alloys and makes them resistant to corrosion. It is used in munitions for national defense, flame retardants, wind and hydro turbines, solar panels, large storage batteries, spaceships, cell phones, semiconductors, plastics and cable sheathing.

Currently, there is no mined source of antimony in the United States. The Stibnite Gold Project, along with USAC’s domestic processing abilities, presents an opportunity to re-establish the American supply chain of this critical mineral. China, Russia and Tajikistan control the overwhelming majority of the world’s antimony, supplying more than 90 percent of the global production.2

Perpetua Resources plans to host an in-depth webinar on the critical mineral antimony at 12:00 p.m. EDT or 10:00 a.m. MDT on May 4, 2021. Please RSVP here. More information can also be found at https://perpetuaresources.com/antimony/.

1 Based on the results of an independent feasibility study technical report titled "Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho" with an effective date of December 22, 2020 and an issue date of January 27, 2021, which is intended to be read as a whole and sections should not be read or relied upon out of context.

2 Source: 2021 USGS Antimony commodity summary

Responsible Mining. Critical Resources. Environmental Restoration.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources, through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the potential for processing the Company’s antimony concentrate at USAC’s processing facilities; the potential for re-establishing domestic antimony production in the United States; and the anticipated benefits of the foregoing. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "expected", "ensure", and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; and that general business and economic conditions will not change in a materially adverse manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the permitting process; risks related to dependence on key personnel; risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Responsible Mining. Critical Resources. Environmental Restoration.

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